                                                             Exhibit No. EX-99.6

These shares are held directly by the Irrevocable Deed of Trust of James Kim for
Jacqueline Mary  Panichello - 10/3/94,  of which the Co-Trustees are John T. Kim and Susan Y. Kim,  and are held  indirectly  by Susan Y. Kim as  Co-Trustee  and immediate family member of, and sharing the same household with, Jacqueline Mary
Panichello,  the  beneficiary  of this trust,  and  indirectly by John T. Kim as
Co-Trustee.